EXHIBIT 4.1
AMENDMENT TO CONVERTIBLE DEBENTURE
     THIS AMENDMENT to Convertible Debenture (this “Amendment”) dated effective March 9, 2006, is between US Dataworks, Inc., a Nevada corporation (the “Company”) and Crescent International, Ltd. (the “Holder”).
RECITALS
     (a) The Company originally executed and delivered to Holder a Convertible Debenture dated June 17, 2005 (the “Debenture”), in the principal sum of $770,000 due June 17, 2007, or such earlier date as the Debenture is required or permitted to be repaid as provided thereunder.
     (b) The Company and Holder now agree to make certain changes to the Debenture, all in accordance with and subject to the terms and provisions of this Amendment.
AGREEMENTS
     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Holder hereby agree as follows:
     1. Amendments to the Debenture.
               (a) Section 6(a) of the Debenture is hereby amended and restated in its entirety, to be read and read as follows:
     a) Monthly Redemption.
     (i) On or before twenty-five (25) calendar days’ prior to each Monthly Redemption Date, the Company shall have delivered to the Holder’s account with The Depository Trust Company 89,744 shares of the Company’s Common Stock, such shares representing (x) the Monthly Redemption Amount divided by (y) the then Conversion Price (the “Pre-Redemption Conversion Shares”); provided, that the Company may not pay the Monthly Redemption Amount in Conversion Shares unless the Equity Conditions have been satisfied or otherwise waived in writing by the Holder. Notwithstanding anything to the contrary in this Section 6(a), as to any Monthly Redemption (as defined below) and upon 30 calendar days’ prior written irrevocable notice by the Company, in lieu of payment in Conversion Shares the Monthly Redemption Amount may be paid in cash by the Company.
     (ii) Beginning on April 17, 2006 and on each Monthly Redemption Date thereafter, the Company shall redeem the Monthly Redemption Amount plus the sum of all liquidated damages and any other amounts then owing to the Holder in respect of this Debenture (the “Monthly Redemption”) in Conversion

Shares based on a conversion price equal to the lesser of (i) the then Conversion Price and (ii) 90% of the average of the 10 VWAPs immediately prior to the applicable Monthly Redemption Date (the price calculated during the 10 Trading Day period immediately prior to the Monthly Redemption Date, the “Monthly Conversion Price”), provided that such price must be at least $0.23 (subject to adjustment for any stock dividend, stock split, stock combination or other similar event affecting the Common Stock during such 10 Trading Day period) or else such Monthly Redemption must be paid in cash.
     (iii) Subject to Section 6(a)(ii), beginning on April 17, 2006 and on each Monthly Redemption Date thereafter, the Holder shall deliver to the Company (via electronic mail or facsimile), the Monthly Conversion Price (together with the Bloomberg Financial L.P. report providing the VWAPs, collectively the “VWAP Information”). Beginning on April 17, 2006 and on each subsequent Monthly Redemption Date, to the extent the Monthly Conversion Price as calculated by the Holder and verified by the Company on the Monthly Redemption Date immediately prior to then current Monthly Redemption Date was less than the then Conversion Price, the Company, within three (3) Trading Days following receipt of the VWAP Information from Holder, shall have delivered to the Holder’s account with The Depository Trust Company a number of Conversion Shares equal to the difference between the Pre-Redemption Conversion Shares and the quotient of (x) the applicable Monthly Redemption Amount plus the sum of all liquidated damages and any other amounts then owing to the Holder divided by (y) the Monthly Conversion Price as calculated on the Monthly Redemption Date immediately prior to the then current Monthly Redemption Date (the “VWAP Conversion Shares”).
     Notwithstanding anything to the contrary in this Section 6(a)(iii), the Holder’s delay in delivering the VWAP Information shall not prevent the Company from calculating the Monthly Conversion Price and redeeming the VWAP Conversion Shares, if any. In the event of a delay in delivery of the VWAP Information as provided in this Section 6(a)(iii), the Company shall (i) calculate the Monthly Conversion Price without the VWAP Information, (ii) provide Crescent with its calculation, and (iii) redeem the VWAP Conversion Shares, if any, due to Crescent as determined by the Company’s calculation. Crescent shall have 24 hours after the receipt of such calculation to dispute the calculation. In the event of such a dispute, Crescent will promptly provide the VWAP Information to the Company, and the Company and Crescent will work in good faith to resolve the discrepancy.
     (iv) The Holder may convert, pursuant to Section 4(a), any principal amount of the Debenture subject to a Monthly Redemption at any time prior to the date that the Monthly Redemption Amount and all amounts owing thereon are due and paid in full. Unless otherwise indicated by the Holder in the applicable Notice of Conversion, any principal amount of Debenture converted during the period between Monthly Redemption Dates (the “Monthly Redemption Period”) shall be first applied to the cash portion of the principal amount subject to the Monthly Redemption and then to the Monthly Redemption Share Amount. Any principal amount of this Debenture converted during the applicable Monthly Redemption Period in excess of the Monthly Redemption Amount shall be applied against the last principal amount of this Debenture scheduled to be redeemed hereunder, in reverse time order from the Maturity Date; provided, however, if any such conversion is applied to such Monthly Redemption Amount, the Pre-Redemption Conversion Shares, if any were issued in connection with such Monthly Redemption or were not already applied to such conversions, shall be first applied against such conversion. The Company covenants and agrees that it will honor all Notice of Conversions tendered up until such amounts are paid in full. The Company’s determination to pay a Monthly Redemption in cash or shares of Common Stock shall be applied ratably to all Holders based on their initial purchases of Debentures pursuant to the Purchase Agreement. At any time the Company delivers a notice to the Holder of its election to pay the Monthly Redemption Amount in cash in lieu of Common Stock, the Company shall file a prospectus supplement pursuant to Rule 424 disclosing such election.
               (b) The first sentence of Section 6(b) of the Debenture is also hereby amended and restated in its entirety, to be read and read as follows:
     b) Redemption Procedure. The payment of cash and/or issuance of Common Stock (other than the Pre-Redemption Conversion Shares and the first payment on or before March 17, 2006 as provided in Section 6(a)(i) above), as the case may be, pursuant to a Monthly Redemption shall be made on the Monthly Redemption Date.
     2. Miscellaneous. Except as hereby expressly modified, all terms of the Debenture shall remain in full force and effect. This Amendment (a) shall bind and benefit the Company and Holder and their respective heirs, beneficiaries, administrators, executors, successors and assigns; (b) may be modified or amended only by a writing signed by each party; (c) may be executed in several counterparts, and by the parties hereto in separate counterparts, and each counterpart, when executed and delivered, shall constitute an original agreement enforceable against all who signed it without production of or accounting for any other counterpart, and all separate counterparts shall constitute the same agreement and (d) embodies the entire agreement and understanding between the parties with respect to modifications of instruments provided for herein and supersedes all prior conflicting or inconsistent agreements, consents and understandings relating to such subject matter. The parties acknowledge and agree that there are no oral agreements between the Company and Holder which have not been incorporated in this Amendment. If any provision of this Amendment should be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the remaining provisions of this Amendment shall not be affected thereby. The headings in this Amendment shall be accorded no significance in interpreting it.

     EXECUTED effective as of the date first set forth above.

US DATAWORKS, INC.
By:	/s/ John T. McLaughlin
	Name:	John T. McLaughlin
	Title:	Chief Accounting Officer

CRESCENT INTERNATIONAL, LTD.
By:	/s/ Maxi Brezzi	/s/ Bachir Taleb-Ibrahimi

Name:	Maxi Brezzi	Bachir Taleb-Ibrahimi

Title:	Authorized Signatory